FIRST QUARTER REPORT | 2006

NORTHGATE MINERALS CORPORATION

Creating value through operational excellence

Management's
            Discussion & Analysis

(All dollar amounts are stated in US Dollars unless otherwise indicated)

RESULTS OF OPERATIONS

Northgate recorded net earnings of $21,735,000 or $0.10 per common share in the first quarter of 2006 compared with a loss of $10,393,000 or $0.05 per share during the corresponding quarter of 2005. Per share data is based on the weighted average diluted number of shares outstanding of 215,092,200 in the first quarter of 2006 and 200,508,289 in the corresponding period of 2005.

Kemess Mine Performance

The Kemess mine posted gold and copper production of 77,634 ounces and 22.3 million pounds respectively in the first quarter of 2006. This production was slightly greater than the production forecast released in January due to higher than expected hypogene ore grades and the postponement of the supergene–leachcap ore processing campaign to the beginning of the second quarter.

During the first quarter of 2006, approximately 10.0 million tonnes of ore and waste were removed from the open pit compared to 13.3 million tonnes during the corresponding quarter of 2005.The reduction in mining volumes is consistent with the scheduled reduction in waste stripping at the Kemess South pit and will become even more pronounced by 2007. Unit mining costs during the current quarter were Cdn$1.38 per tonne compared with Cdn$1.07 per tonne in the first quarter of 2005.The unit mining cost in the most recent quarter was substantially higher than it was in the corresponding quarter of 2005 primarily due to the escalation in unit costs that occurs naturally as the pit deepens and fewer tonnes are moved using the same complement of mobile equipment. Higher diesel fuel prices also contributed to the increase. In the first quarter of 2006, two million tonnes of waste rock were moved back into the east end of the open pit as part of the on–going reclamation plan for the mine.

Mill availability during the first quarter of 2006 was 90% and throughput averaged 48,545 tonnes per day, compared with 85% availability and throughput of 44,780 tonnes per day in the first quarter of 2005.Throughput and mill availability in the first quarter of 2005 was impacted by the unscheduled five–day shutdown in February and the processing of harder ore from the eastern end of the open pit.

Gold and copper recoveries averaged 74% and 86% respectively in the first quarter of 2006, compared with 63% and 81% respectively in the first quarter of 2005.The higher metal recoveries recorded in the most recent quarter were the result of the higher grade ore milled.

Metal concentrate inventory increased by 3,000 wet metric tonnes (wmt) in the first quarter to approximately 9,500 wmt, which significantly increased the value of concentrate in inventory when compared with December 31, 2005.The lower amount of concentrate produced during the supergene ore campaign scheduled for April and May should reduce concentrate inventory to less than 4,000 wmt by the end of May.

The total unit cost of production during the first quarter of 2006 was Cdn$8.46 per tonne milled which was somewhat lower than the Cdn$8.68 per tonne milled in the corresponding period of 2005. Total site operating costs in the first quarter of 2006 were Cdn$37.0 million compared with Cdn$35.8 in the first quarter of 2005. The slight increase in total site operating costs was due to the lower amount of waste stripping, which was partially offset by increased costs for fuel, steel and labour. The cash cost of production at Kemess in the first quarter was $27 per ounce of gold.This figure was substantially lower than the $366 per ounce figure reported in the first quarter of 2005 due to the large increase in gold and copper production and the substantial increase in the copper price, which offset the slight increase in site costs, the adverse effect of the stronger Canadian dollar and the increase in treatment and refining charges for concentrate.

The following table provides a summary of operations for the first quarter of 2006 and the comparable period of 2005.
Summary of Operations

	1Q06	1Q05
Ore plus waste mined (tonnes)	10,036,939	13,276,636
Ore mined (tonnes)	5,273,672	4,528,776
Stripping Ratio (waste/ore)	0.903	1.93
Ore Milled (tonnes)	4,369,022	4,030,173
Average mill operating rate (tpd)	48,545	44,780
Gold grade (gmt)	0.751	0.621
Copper grade (%)	0.270	0.203
Gold recovery (%)	74	63
Copper recovery (%)	86	81
Gold production (ounces)	77,634	50,540
Copper productions (000s pounds)	22,282	14,677
Cash cost ($/ounce)	27	366

Overall safety peformance at Kemess during the first quarter continued at last year's much improved pace, however, one lost time incident was recorded. Management continues to stress the "Five Point Safety System" and is confident of making further gains on the safety front as the year progresses.

Financial Performance

Northgate's revenue in the first quarter of 2006 was $85,059,000 compared with $42,559,000 in the corresponding period in 2005. Consistent with the presentation adopted in the fourth quarter of 2005, the 2005 comparative figures reflect the reclassification of a variety of costs that were previously netted against revenues into cost of sales. These costs included royalties, concentrate treatment and refining charges, concentrate freight charges, and metal deductions. Metal sales in the first quarter of 2006 consisted of 73,873 ounces of gold and 21.3 million pounds of copper, compared with 51,174 ounces of gold and 15.0 million pounds of copper in the first quarter of 2005. During the first quarter of 2006, the price of gold on the London Bullion Market averaged $554 per ounce and the price of copper on the London Metal Exchange averaged $2.24. The net realized metal prices received on sales in the first quarter of 2006 were approximately $516 per ounce of gold and $2.32 per pound of copper, compared with $375 per ounce and $1.48 per pound in the first quarter of 2005. In the first quarter of 2006, the Corporation did not reduce its gold forward sales position compared with a reduction of 21,750 ounces during the same period of 2005. However, $2,814,000 of the deferred hedging loss set up in the second quarter of 2005, when certain gold forward sales contracts were closed out prior to their original settlement dates, was amortized and included in revenue during the quarter. The Corporation's gold hedging activities reduced the realized price of gold sold during the most recent quarter by $38 per ounce, compared with $52 per ounce in the corresponding quarter one year ago. The remaining deferred hedging loss of $1,747,000, related to the close out of forward sales contracts in the second quarter of 2005, will be brought into earnings in the second quarter of 2006 when the related forward sale contracts were originally scheduled for settlement. In the first quarter of 2006, the Corporation entered into forward sales and purchase contracts with a major financial institution to fix the price of copper delivered prior to March 31, 2006 for which final settlement has not occurred. A total volume of 9,550 metric tonnes of copper were sold forward using LME contracts maturing from May 2006 through August 2006 at an average forward price of $2.32 per pound.
Q1/2006 Interim Report	| 2

The cost of sales in the first quarter of 2006 was $48,170,000 compared with the corresponding period last year when the cost of sales was $40,437,000. The cost of sales in 2005 reflects the reclassification of certain marketing costs that were previously netted against revenues,as described earlier in this section.Cost of sales was higher in the most recent quarter than it was in the corresponding periods of 2005 due to higher treatment, refining and freight charges for concentrate, the strengthening Canadian dollar, and increased Canadian dollar denominated production costs.

Administrative and general expenses of $3,135,000 in the first quarter of 2006 were higher than the $2,559,000 figure recorded in the comparable period of 2005 due primarily to an increase in the Corporation's stock option expense.

Depreciation and depletion expenses in the first quarter were $9,971,000 compared to $8,390,000 during the corresponding period of 2005.The depreciation and depletion expense for the most recent quarter was higher than the same quarter one year ago due to a 5% increase in the amount of ore mined from the open pit and an increase in the amortization rate resulting from 2005 capital investments.

Net interest expense declined substantially to $25,000 for the three months ended March 31, 2006 compared to $552,000 in the corresponding quarter of 2005. On February 15, 2006, Northgate made the final repayment on its syndicated credit facility. With its debt retired and as a consequence of its large and growing cash balances, Northgate expects to record substantial interest income in future quarters.

Exploration costs in the first quarter were $944,000 compared with $393,000 in the comparable period of 2005. The higher exploration expense in the most recent quarter was the result of the initiation of a diamond drilling program in January 2006 at the recently acquired Young–Davidson property.Exploration expenses will increase this summer when diamond drilling begins at the Kemess camp and the RDN joint venture property.

Capital expenditures during the first quarter of 2006 totaled $1,936,000 compared to $3,496,000 in the corresponding period of 2005. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the tailings dam and the Kemess North project, whereas expenditures in the first quarter one year ago included additional amounts devoted to the purchase of small equipment for the Kemess mine and the mill.

Selected Quarterly Financial Data
(expressed in thousands of US dollars except per share data)

	2006 Quarter Ended	2005 Quarter Ended				2004 Quarter Ended
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue	$85,059	$95,651	$64,631	$54,461	$42,559	$64,418	$62,042	$60,629
Earnings (loss)	$21,735	$37,857	$8,765	$(3,342)	$(10,393)	$12,205	$10,053	$8,958
Earnings (loss) per share	$0.10	$0.18	$0.04	$(0.02)	$(0.05)	$0.06	$0.05	$0.04

Non-GAAP Measure

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and Management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or US GAAP measures and may not be comparable to other similarly titled measures of other companies.
3 |	Q1/2006 Interim Report

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

(Expressed in thousands of US$,	Quarter Ended
except per ounce amounts)	March 31
	2006	2005

Gold production (ounces)	77,634	50,540
Cost of sales	$48,170	$40,437
Change in inventory	1,012	411
Other adjustments	—	—
Currency Hedging (losses)/gains	—	—
Gross copper & silver revenue	(51,294)	(22,340)
Total cash cost	2,112	18,508
Cash cost per ounce	$27	$366

YOUNG–DAVIDSON PROJECT

2006 Surface–Based Exploration Program

Gold mineralization on the Young–Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees. Figure 1, shown on page 5, is a vertical, north looking, longitudinal section on which known resource areas (darker shaded areas with dotted boundaries), historic mine workings and simplified geology are presented along with the pierce points for the holes drilled so far this year.

The 2006 exploration campaign is designed to delineate additional gold resources in the prospective exploration zone (lighter region surrounding and below the known zones of inferred resources) and to increase the overall geologic certainty of these resources, potentially allowing them to be upgraded to the measured and indicated categories. This will be accomplished by drilling 2,000 to 5,000 foot diamond drill holes from surface which will intersect the syenite host rock at depths of 1,000 to 4,000 feet.

Figure 1 shows the location of pierce points (the mid–point of the syenite host rock intersection) for the exploration holes drilled so far during the 2006 exploration campaign initiated in late January. Results for holes 1, 1A, 2, and 3 were reported in a news release on April 10, 2006.

The highlight of these holes was YD06-1A, targetting a previously untested area below the Lower Boundary Zone, returning two significant gold intervals – the first averaging 8.38 grams per tonne (g/mt) over 25 feet and the second averaging 5.65 g/mt over 104 feet within which there is a 40 foot interval assaying 10.35 g/mt. Hole YD06-1A is one of the best holes ever drilled on the property when ranked by grade times thickness.

Considerable fine–grained visible gold was observed in the core from several holes. Hole YD06-03 intersected 72 feet of mineralization grading 1.94 g/mt gold in footwall sediments which were not previously thought to be significantly mineralized.This discovery opens up additional exploration potential on the property.

Three drills are presently active on the property and a fourth drill, capable of drilling deeper holes, is scheduled to arrive on site in May.
Q1/2006 Interim Report	| 4

Figure 1:Vertical Longitudinal Section of 2006 Drilling and Previously Known Zones

Advanced Underground Exploration Plan

In order to convert mineral resources to mineral reserves at Young–Davidson, it will be necessary to complete a substantial underground definition drilling program once the extent of the resource base has been outlined by drilling diamond drill holes from the surface. In order to accelerate the exploration phase of the project, Northgate's Board of Directors approved the expenditure of $0.4 million to begin permitting and design work for an underground exploration program (Figures 2 and 3). By beginning this work prior to the completion of the surface–based exploration program, it should be possible to begin underground development work in early 2007, which will provide platforms from which the underground exploration program can operate. Initial engineering estimates place the cost of developing underground exploration access, through a combination of an exploration ramp and dewatering of the existing Number 3 shaft, at approximately $17 million. Northgate's Board also approved $1.8 million in funding over the next 18 months for baseline environmental and technical work that will provide the foundation for future project evaluation, feasibility and environmental impact studies. By committing these funds at this time, the development timeline for the project will be compressed and Northgate will be able to assess the economics of the project with greater certainty at an early point in time.
5 |	Q1/2006 Interim Report

(Left to Right:) Members of the Young–Davidson Geological Team: Carl Edmunds, Jim Janzen, Dan Demers and Iain McIlwraith. Absent from the photo: Mark Rein.

(Above:) Young–Davidson core from the 2006 drilling campaign, which began in January

(Right:) Historic photo of underground work at the Young–Davidson Mine

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Figure 2: Schematic view of underground development in support of definition drilling,cross cuts through the deposit and collection of bulk samples

Historical workings are shown in thin grey lines and mined out sections are shown in the grey shaded areas.The proposed developments are shown in red. New workings will be tied into the old workings to improve safety, ventilation and facilitate the movement of materials.

Figure 3: Schematic view of underground development indicating a typical diamond drill fan geometry relative to the location of the gold zones

This very detailed evaluation of the deposit is both time and cost prohibitive when done from the surface, but is necessary to assess the continuity and grade distribution of the different zones.

KEMESS CLAIMS EXPLORATION PLAN

This year's exploration at Kemess will concentrate on discovery of either a new mineralized body or a nearer surface extension of the Kemess North Offset that was discovered in 2005. This is shown in the schematic longitudinal section below that illustrates the structual style of the overlying barren cover rock (Hazleton Volcanic).

In this diagram, a vertical section looking north, the Kemess North deposit is on the left side centred in the contact area between the pink intrusive rock and the aqua green Takla volcanic rock.To the east (right) of Kemess North, the prospective Takla volcanics are covered by the younger, barren dark green Hazleton volcanics. Until the drill hole in late 2005 that intersected the 307.6 m of copper and gold mineralization, this part of the property was a low priority for exploration. With this hole and the recognition of the "piano key" type fault movement of the rocks, this area is now viewed as having significant potential.

This summer, three drills will be working in the area. Drill targets will be selected on the basis of a combination of structural geological interpretation, re-interpretation of geochemical anomalies in the area and, a Titan Induced Polarization survey to be carried out at the start of the field season.
7 |	Q1/2006 Interim Report

Figure 4:Kemess North Offset Interpreted Schematic Longitudinal Section

OUTLOOK

Gold and copper production at Kemess unfolded as planned in the first quarter of 2006, generating record quarterly cash flow for Northgate. Since the end of March, the prices for commodities have escalated well beyond the average values seen in the current quarter, so we anticipate that our financial performance in future quarters of this year should be even stronger. At the end of the day though, it will be our successful redeployment of the tremendous cash flow that the Kemess mine generates that will be the ultimate measure of our success.The recently announced acceleration of the Young–Davidson project represents the first of several new investments in gold projects that we expect to be able to announce during 2006 which will enhance value for our shareholders.

President and CEO

Chairman May 1, 2006

Note: This news release includes certain "forward–looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward–looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward–looking statements generally can be identified by the use of forward–looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward–looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2005 Annual Report and under the heading "Risk Factors" in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission on EDGAR (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward–looking statements whether as a result of new information, future events or otherwise.
Q1/2006 Interim Report	| 8

Interim Consolidated | Balance Sheets

(Expressed in thousands of US dollars) (unaudited)	March 31	December 31
	2006	2005

ASSETS
Current assets
Cash and cash equivalents	$63,441	$50,639
Concentrate settlements and other receivables	31,550	18,885
Inventory	17,313	15,019
Deferred hedging loss	1,747	4,561
	114,051	89,104

Other assets	13,942	14,117
Future income tax asset	14,984	15,000
Mineral property, plant and equipment	168,956	177,966
	$311,933	$296,187

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$27,832	$19,556
Current portion of capital lease obligations	4,085	4,215
Current portion of long-term debt	--	13,700
	31,917	37,471

Capital lease obligations	6,666	7,680
Provision for site closure and reclamation obligations	24,825	26,193
Future income tax liability	1,229	1,229
	64,637	72,573

SHAREHOLDERS' EQUITY (Note 2)
Common shares	196,637	195,565
Warrants	8,613	8,715
Contributed surplus	2,634	1,657
Retained earnings	39,412	17,677
	247,296	223,614
	$311,993	$296,187

The accompanying notes form an integral part of these financial statements.

On behalf of the Board of Directors,

Terrence A.Lyons,Director	Patrick D.Downey,Director

9 |	Q1/2006 Interim Report

Interim Consolidated | Statements of Operations

	Three months ended March 31
(Expressed in thousands of US dollars) (unaudited)	2006	2005

Revenue	$85,059	$42,559

Cost of sales	48,170	40,437
Administrative and general	3,135	2,559
Depreciation and depletion	9,971	8,390
Net Interest	25	552
Exploration	944	393
Currency translation losses (gains)	(319)	64
Accretion of site closure and reclamation costs	375	292
Other expense (income)	(29)	--
	62,272	52,687
Earnings (loss) before income taxes	22,787	(10,128)
Income tax expense:
Current	1,052	265
Future	--	--
	1,052	265
Net earnings (loss) for the period	21,735	(10,393)
Net earnings (loss) per share:
Basic	0.10	(0.05)
Diluted	0.10	(0.05)
Weighted average shares outstanding:
Basic	214,353,524	200,508,289
Diluted	215,092,200	200,508,289

Interim Consolidated | Statements of Retained Earnings (Deficit)

	Three months ended March 31
(Expressed in thousands of United States dollars) (unaudited)	2006	2005

Retained earnings (deficit) at beginning of period	$17,677	$(15,210)
Net earnings (loss) for the period	$21,735	$(10,393)
Retained earnings (deficit), end of period	$39,412	$(25,603)

The accompanying notes form an integral part of these financial statements.

Q1/2006 Interim Report	| 10

Interim Consolidated | Statements of Cash Flows

	Three months ended March 31
(Expressed in thousands of US dollars) (unaudited)	2006	2005

CASH PROVIDED BY (USED IN)
Operations
Earnings for the period	$21,735	$(10,393)
Non-cash items:
Depreciation and depletion	9,971	8,390
Unrealized currency translation losses (gains)	(102)	(93)
Accretion of site closure and reclamation costs	375	292
Amortization of deferred hedging loss	2,814	--
Amortization of deferred charges	339	225
Stock-based compensation	1,165	604
Change in fair value of forward contracts	7,208	--
	43,505	(975)
Changes in non-cash operating working capital and other items:
Concentrate settlements and other receivables	(12,665)	4,854
Inventories	(1,299)	(1,121)
Accounts payable and accrued liabilities	1,085	1,992
Reclamation costs paid	(1,741)	--
	28,885	4,750
Investments
Purchase of other assets	(86)	--
Purchase of mineral property, plant and equipment	(1,936)	(3,496)
	(2,022)	(3,496)
Financing
Repayment of capital lease obligation	(1,144)	(1,214)
Repayment of long-term debt	(13,700)	(5,250)
Issuance of common shares	783	51
	(14,061)	(6,413)
Increase (decrease) in cash and cash equivalents	12,802	(5,159)
Cash and cash equivalents at beginning of period	50,639	49,257
Cash and cash equivalents, end of period	$63,441	$44,098
Supplementary Information:
Cash paid during the period for:
Interest	$634	$967

The accompanying notes form an integral part of these financial statements

11 |	Q1/2006 Interim Report

Notes to | Consolidated Financial Statements

Three months ended March 31, 2006 and 2005
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2005. Certain prior year balances have been reclassified to conform with the current year presentation. For the period ended March 31, 2005, $10,840,000 was reclassified, increasing revenue and cost of sales.

2. Shareholders' Equity

(a) Common shares
	Number of shares	Amount
Balance, December 31, 2005	214,011,246	$ 195,565
Issued in Q1 2006:
Pursuant to Employee Share Purchase Plan	45,027	102
On exercise of warrants	314,523	480
On exercise of options	386,800	490
Balance, March 31, 2006 (unaudited)	214,757,596	$196,637

(b) Stock–based compensation

During the three months ended March 31, 2006, the Corporation granted a total of 1,212,000 (2005 – 1,205,000) options to employees, with a term of seven years. 1,177,000 of these options are exercisable at Cdn$2.60 and 35,000 are exercisable at Cdn$2.65. Twenty percent (242,000) of these options vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years.The fair value of the options granted for the quarter and year to date ended March 31, 2006 was $1,480,000 (2005 – $604,000). During the quarter and year to date ended March 31, 2006, $1,131,000 (2005 – $578,000) of stock–based compensation was recognized for options that vested during the quarter.

During the three months ended March 31, 2006, a total of 50,300 options were cancelled and 386,800 options were exercised.

At March 31, 2006, there were 5,498,220 options outstanding, of which 2,799,320 were exercisable.

The fair value of the share options granted during the third quarter of 2005 was estimated using the Black–Scholes pricing model with the following assumptions:
	For Options	For Options
	Granted	Granted
	in Q1 2006	in Q1 2005
Risk-free interest rate	4.1%	2.5%
Annual dividends	--	--
Expected stock price volatility	60%	56%
Expected option life	5.0	3.5 years
Per share fair value of options granted (Cdn$)	$1.42	$0.76

Q1/2006 Interim Report	| 12

3. Financial Instruments

At March 31, 2006, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 139,000 ounces of gold at an average accumulated price of $307 per ounce.These forward sales commitments are in the form of forward sales contracts maturing at various dates between May 26, 2006 and December 31, 2007. The unrealized loss on these forward contracts at March 31, 2006 was approximately $38,137,300. In May 2005, the Corporation closed out 79,750 ounces of its gold hedge book at a cost of $10,146,000. In accordance with Accounting Guideline 13, "Hedging Relationships", losses associated with the early settlement of these contracts were deferred and are being amortized over the same period as the forward sales contracts were originally scheduled to be closed out. At March 31, 2006 $1,747,000 of the deferred hedging loss resulting from the May 2005 close out remained deferred and will be amortized during the second quarter of 2006.

At March 31, 2006, the Corporation had forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred.A total volume of 14,650 metric tonnes of copper were sold forward using LME contracts maturing from April 2006 through August 2006 at an average forward price of $2.20 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average Cash LME prices over the same period.The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Falconbridge under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis. The fair value of these contracts at March 31, 2006 was a net loss of $8,004,000.

4. Subsequent Event

During the month of April 2006,the Corporation reduced its gold forward sales position by 25,000 ounces at a cost of $8,767,000.This cost of closing out the position in advance of the original settlement dates for the forward sales contracts involved will be deferred and amortized over the period that the forward sales contracts were originally scheduled to settle (May 2006–December 2007). The Corporation's remaining gold forward sales position is 114,000 ounces at a price of $307 per ounce.

13 |	Q1/2006 Interim Report

Our Corporate |
                Information

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000–ounce per year Kemess South Mine in north–central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young–Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Shareholder Information	Toronto Office
Transfer Agent	Northgate Minerals Corporation
Shareholder enquiries relating to address changes and share certificates	18 King Street East
should be directed to:	Suite 1602
Toronto, Ontario
Computershare Investor Services	Canada M5C 1C4
510 Burrard Street	Telephone: (416) 363-1701
Vancouver, British Columbia	Facsimile: (416) 363-6392
Canada V6C 3B9
Telephone: (604) 661-0222	Kemess South Mine
Toll Free: 1-800-564-6253	PO Box 3519
Facsimile: (604) 669-1548	Smithers, British Columbia
Canada V0J 2N0
Stock Exchange Listings	Telephone: (604) 881-8400
Facsimile: (604) 881-8418
The Toronto Stock Exchange
Stock Symbol: NGX	Young–Davidson Project
Warrant Symbols: NGX.WT / NGX.WT.A	PO Box 187
The American Stock Exchange	Matachewan,
Stock Symbol: NXG	Canada P0K 1M0
Facsimile: (705) 565-2531
Shareholders and investors requiring additional
information should contact the Corporation at
(604) 681-4004 or by email at ngx@northgateminerals.com,
or visit our website at www.northgateminerals.com.

Corporate Offices
Northgate Minerals Corporation
815 Hornby Street
Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
Telephone: (604) 681-4004
Facsimile: (604) 681-4003

Selected Quarterly Financial Data
	2006 Quarter Ended	2005 Quarter Ended				2004 Quarter Ended
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Gold Production (ounces)	77,634	94,405	75,665	59,352	50,540	94,673	79,311	78,046
Copper Production (000s lbs)	22,282	24,701	16,917	17,427	14,677	23,856	18,712	18,006
Cash Cost ($/ounce)	$27	$59	$194	$307	$366	$111	$129	$129

Printed in Canada